ASHLAND GLOBAL HOLDINGS INC.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012

August 3, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
cc:	Craig Slivka
cc:	Terence O’Brien
cc:	Tracie Mariner
cc:	David Korvin

Re:	Ashland Global Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 25, 2016
File No. 333-211719

Dear Ms. Long:

We refer to the letter dated August 2, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Ashland Global Holdings Inc., a corporation organized and existing under the laws of Delaware (including, where applicable, its subsidiaries, “Ashland”, the “Company”, “our” or “we”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Ashland’s Amendment No. 2 to Registration Statement on Form S-4, Commission File No. 333-211719, filed on July 25, 2016 (the “Registration Statement”), in connection with Ashland’s proposed reorganization (the “Reorganization”).

Concurrently with this response letter, Ashland is electronically transmitting Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Ashland’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement Amendment.

1.	Please file your tax opinion in your next amendment.

Response: The Staff’s comment is noted. We have included the tax opinion in the Registration Statement Amendment.

2.	Please disclose the following information that is currently omitted:

•	the total number of shares outstanding; and

•	the approximate percentage of shares owned by your directors, executive officers and their affiliates.

Response: The Staff’s comment is noted. Please see the additional disclosure (i) on page 3 of the Registration Statement Amendment including the total number of shares outstanding and (ii) on pages 5, 12 and 32 of the Registration Statement Amendment detailing the approximate percentage of shares beneficially owned by our directors, executive officers and their affiliates.

3.	Please expand your disclosure in footnote (a) to provide the calculation of the basic and diluted earnings per share amounts for each period presented, as well as the book value per amount, included in the tables under this heading. Explain how you came up with the share amounts for Valvoline.

Response: The Staff’s comment is noted. With respect to the share amounts used in the pro forma adjustments column on pages 24-25, we determined the share amounts with respect to Ashland shares for purposes of calculating the per share pro forma financial information (using basic or diluted weighted average shares outstanding or common shares outstanding as of March 31, 2016, as applicable), rather than a hypothetical amount of Valvoline shares. Pro forma weighted average basic shares outstanding is based on actual share amounts with respect to Ashland as reported. There are no pro forma adjustments impacting weighted average basic shares outstanding in each applicable period. Pro forma weighted average diluted shared outstanding is based on actual share amounts with respect to Ashland as reported, adjusted for the dilutive impact of shares granted for the Executive Performance Incentive and Retention Program as further described in the notes to the unaudited pro forma financial information on page 59. We respectfully submit that it is most appropriate to present the pro forma information with respect to the applicable number of Ashland shares in order to facilitate comparison between the Ashland as reported amounts, the Valvoline deconsolidation adjustments and the Ashland pro forma amounts. To use another measure of shares, such as the anticipated number of Valvoline shares, could result in a disproportionate per share amount for the Valvoline adjustment and could be confusing to investors.

As requested, in the illustration below, we have included within footnote (a) on page 25 in the Registration Statement Amendment an additional description of the calculation of the pro forma adjustment to basic and diluted earnings per share amounts for each period presented. In addition, the book value per common share description has been updated and the footnote reference (b) added to the pro forma amount disclosed.

(a)	The adjustment reflects the elimination of the operations of Valvoline as a result of the Final Separation, as if the Final Separation had occurred on October 1, 2012, in the case of earnings per share data and dividends declared data, and March 31, 2016, in the case of book value per share data.

The pro forma adjustment column for each caption presented represents the difference between the pro forma column, which is based on the unaudited pro forma condensed consolidated financial information for Ashland Global included within this proxy statement/prospectus on pages 52 through 61, and the as reported column which represents Ashland’s reported figures from the previously filed Form 10-K for the year ended September 30, 2015 and Form 10-Q for the quarter ended March 31, 2016. The pro forma adjustments column represents the Valvoline deconsolidation adjustments and pro forma adjustments to income from continuing operations for the applicable period on a per share basis based on, respectively, basic and diluted weighted average shares outstanding. See Note (I) of the unaudited pro forma financial information on page 59 for an explanation of the adjustments to weighted average diluted shares outstanding for each period.

With respect to basic earnings per common share from continuing operations, the pro forma column represents (i) Ashland pro forma income from continuing operations for the applicable period, divided by (ii) pro forma weighted average basic shares outstanding for the applicable period. Pro forma weighted average basic shares outstanding is based on actual share amounts with respect to Ashland as reported. There are no pro forma adjustments impacting weighted average basic shares outstanding in each applicable period. With respect to diluted earnings per common share from continuing operations, the pro forma column represents (i) Ashland pro forma income from continuing operations for the applicable period, divided by (ii) pro forma weighted average diluted shares outstanding for the applicable period. Pro forma weighted average diluted shares outstanding is based on actual share amounts with respect to Ashland as reported, adjusted for the dilutive impact of shares granted for the Executive Performance Incentive and Retention Program as further described in the notes to the unaudited pro forma financial information on page 59.

(b)	Book value per common share represents (i) total assets less the sum of (x) total current liabilities plus (y) total noncurrent liabilities, divided by (ii) the number of shares of Ashland’s common stock outstanding, as of March 31, 2016. Book value per common share, as reported, is based on Ashland’s Form 10-Q for the quarter ended March 31, 2016 and book value per common share, pro forma, is based on the unaudited pro forma condensed consolidated financial information for Ashland Global included within this proxy statement/prospectus on page 57.

The pro forma adjustments column was calculated as the difference between the pro forma column and the as reported column, and represents the aggregate Valvoline deconsolidation adjustments to total assets less the aggregate Valvoline IPO adjustments and Valvoline deconsolidation adjustments to each of total current liabilities and total noncurrent liabilities, on a per share basis based on the number of shares of Ashland’s common stock outstanding, as of March 31, 2016.

The pro forma column represents (i) Ashland pro forma total assets less the sum of (x) Ashland pro forma total current liabilities plus (y) Ashland pro forma total noncurrent liabilities, divided by (ii) the number of shares of Ashland’s common stock outstanding, as of March 31, 2016.

4.	We note your disclosure that during July 2016, Valvoline, through a financing subsidiary, entered into a credit agreement providing for new senior secured term loans and expects to draw an aggregate principal amount of $875 million and Valvoline, through a financing subsidiary, issued new senior unsecured notes in an aggregate principal amount of $375 million. Please expand your disclosure to include the terms of the debt including the interest rates(s) and any issuance costs. Include a sensitivity analysis for changes in the interest rate(s) on interest expense if not finalized.

Response: The Staff’s comment is noted. As requested in the illustration below, we have included within pro forma footnote (D) on page 58-59 in the Registration Statement Amendment the terms, interest rates, and debt issuance costs of the Valvoline debt as well as a sensitivity analysis for a 0.25% change in the interest rates of the Valvoline term loan and senior unsecured notes.

(D) Existing Debt

The unaudited pro forma condensed consolidated balance sheet reflects the incurrence of the following events as if they occurred on March 31, 2016. During July 2016, Valvoline, through a financing subsidiary, entered into a credit agreement providing for new five-year senior secured term loans and expects to draw an aggregate principal amount of $875 million. The senior secured term loans are assumed to bear interest at LIBOR plus 2.375% per annum based on the executed credit agreement. Valvoline, through a financing subsidiary, also issued new 5.500% senior unsecured notes due 2024 in an aggregate principal amount of $375 million. A 0.25% increase or decrease in the annual interest rates of the senior secured term loans and the senior unsecured notes would increase or decrease interest expense for the instruments by approximately $3 million annually.

The net proceeds of these Valvoline financings, after estimated debt issuance costs of $25 million, will be transferred to Ashland through intercompany transfers. Ashland will use the approximately $1,225 million of net proceeds received from Valvoline to repay existing debt. Upon completing the IPO, Valvoline will use $500 million of net proceeds of the IPO to repay Valvoline indebtedness that was incurred prior to the IPO as described herein. Valvoline’s $450 million revolving credit agreement and expected $125 million trade receivables securitization facility are assumed to have no amounts outstanding as of March 31, 2016.

In the event that the IPO is completed with a different offering size, offering price or offering proceeds than presented in this pro forma, the amounts of Valvoline existing debt repayment and Ashland existing debt repayment may vary. Refer to note (L) for an illustration of certain alternative scenarios.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Michael S. Roe

Michael S. Roe

Associate General Counsel & Assistant

Secretary

cc:	Peter J. Ganz, Ashland
Thomas E. Dunn, Cravath